March 2, 2012

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0504

Attention: Vince DiStefano, Esq.

VIA EDGAR

Re:	Registrants: Gateway Trust and Natixis Funds Trust II

File No.:            811-22099 and 811-00242

Filing Type:     Form N-1A

Dear Mr. DiStefano:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on February 17, 2012, regarding the post-effective amendments to the Gateway Trust and Natixis Funds Trust II (the “Registrants”) registration statements on Form N-1A, which were filed with the Commission on January 3, 2012 (the “Registration Statements”) for the purpose of creating two new series, Gateway International Fund and Loomis Sayles Capital Income Fund (each, a “Fund”). For your convenience, we have summarized each comment below, followed by the Registrants’ response. Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrants in the Registration Statements.

Please note that the Registration Statements are scheduled to become effective automatically on March 30, 2012.

Gateway International Fund Prospectus

1.	Comment. Footnote 1 under the section “Fund Fees & Expenses” in the summary section of the prospectus states that the undertaking is “in effect through [ ].” Please confirm that the undertaking is in effect at least 12 months from the effective date of the Fund.

Response. The Registrants confirm that this undertaking is in effect through March 31, 2013 and have inserted this date into Footnote 1.

2.	Comment. Is investing in emerging markets a principal investment strategy of the Fund? If so, please include appropriate strategy and risk disclosure.

Response. The Registrants confirm that the Fund will not be investing in emerging markets as a principal investment strategy.

3.	Comment. Please explain how the Fund will be invested in a number of countries. For example, the Fund could state that it invests at least 40% of its assets in three or more countries.

Response. Under normal market conditions, the Fund expects to invest a majority of its assets in three or more non-U.S. countries.

4.	Comment. The “Purchasing Stocks” sub-section of the “Principal Investment Strategies” section of the summary prospectus states that “The Fund invests in a diversified stock portfolio, generally consisting of approximately 200 to 400 stocks, designed to support the Fund’s index option-based risk management strategy….” Should this be reversed (i.e., doesn’t the option strategy support the investment in a diversified stock portfolio)?

Response. The Registrants respectfully submit that the language is correct as written.

5.	Comment. How does the Fund decide which individual securities to buy and sell?

Response. The Registrants respectfully submit that the summary prospectus adequately explains how the Fund will decide which securities to buy and sell. For example, the summary prospectus states: “The Adviser uses a multi-factor quantitative model when deciding which securities to buy or sell, constructing the stock portfolio in segments that correspond to the markets underlying each of the indices on which the Fund writes call options and buys put options. … Generally, the Adviser seeks to minimize the difference between the performance of each segment of the stock portfolio and that of the corresponding index or indices underlying the Fund’s option strategies while also considering other factors, such as predicted dividend yield. The Adviser monitors these differences and the other factors, and decides to purchase and sell stocks, as needed, in order to rebalance and adjust the stock portfolio from time to time. The Adviser expects the portfolio to generally represent the broad international developed equity market.”

6.	Comment. “Investment in Other Investment Companies” is disclosed as a principal risk, but acquired fund fees and expenses are not listed in the annual fund operating expenses table. Please explain.

Response. The Registrants confirm that the Fund will not be investing in other investment companies as a principal investment strategy and have deleted the risk disclosure accordingly.

7.	Comment. In the “Purchase and Sale of Fund Shares – Class Y shares” section of the summary prospectus, please delete the following language from the second bullet point, as it is neither required nor permitted by Form N-1A: “Such wrap fee programs may be subject to additional or different conditions, including a wrap account fee. Each broker-dealer is responsible for transmitting to its customer a schedule of fees and other information regarding such conditions.”

Response. The Registrants respectfully submit that broker-dealers may place investment requirements on wrap-free program participants that differ from the Fund’s investment requirements, which may be important to investors when determining the initial and subsequent investment requirements placed on such investors. Accordingly, we have revised the language as follows: “Please consult your financial representative to determine if your ~~Such~~ wrap fee programs ~~may be~~ is subject to additional or different conditions or fees~~, including a wrap account fee. Each broker-dealer is responsible for transmitting to its customer a schedule of fees and other information regarding such conditions~~.”

8.	Comment. If the Fund’s investment goal is changed without shareholder approval, is any advance notice of such change given? If so, please disclose this under the “Investment Goal” in the “More Information About the Fund” section of the statutory prospectus.

Response. The Registrants have inserted the following disclosure in such section of the statutory prospectus: “The Fund’s investment goal is non-fundamental and may be changed without shareholder approval. The Fund will provide 60 days’ prior notice to shareholders before changing the investment goal.”

9.	Comment. In the section titled “More Information About the Fund” in the statutory prospectus, please recite in full the various investment strategies that are included in each summary prospectus.

Response. The Registrants have revised the statutory prospectus accordingly.

Loomis Sayles Capital Income Fund Prospectus

10.	Comment. Given the name of the Fund, the investment objective should be focused on income, not capital appreciation.

Response. The Registrants respectfully submit that the Fund will be focused on income investments, given that the Fund will normally invest up to 30% of its assets in fixed-income securities and given that a portion of the equity investments in which the Fund expects to invest will be income-producing securities or have the potential to convert to income-producing securities. Accordingly, the Registrants have inserted the following sentence in the sub-section “Principal Investment Strategies” in the section “Investments, Risks and Performance” in the summary prospectus: “The Fund expects that under normal market conditions a part of the equity portion will include income-producing equity securities.”

11.	Comment. How do the Fund’s principal investment strategies of investing at least 70% of its assets in equity securities and up to 30% of its assets in fixed-income securities align with the following sentence: “The Adviser may shift the Fund’s assets among various types of income-producing securities based upon changing market conditions and security-specific opportunities.”

Response. The Registrants respectfully submit that the Fund will comply with the percentage investment limitations at the time of any such shift in investments under normal market conditions.

12.	Comment. Footnote 1 under the section “Fund Fees & Expenses” in the summary section of the prospectus states that the undertaking is “in effect through [ ].” Please confirm that the undertaking is in effect at least 12 months from the effective date of the Fund. Please confirm that the Board of Trustees does not expect to terminate the undertaking during the term of the undertaking.

Response. The Registrants confirm that this undertaking is in effect through March 31, 2013 and have inserted this date into Footnote 1. Registrants confirm that the Board of Trustees does not expect to terminate the undertaking during the term of the undertaking. However, the Registrants are unable to the predict circumstances, if any, under which the Board of Trustees would consent to such termination.

13.	Comment. Is investing in emerging markets a principal investment strategy of the Fund? If so, please include appropriate strategy and risk disclosure.

Response. The Registrants confirm that the Fund will not be investing in emerging markets as a principal investment strategy.

14.	Comment. Does the Fund have a specific market capitalization strategy? If so, describe the strategy. If not, state that the Fund may invest in market capitalizations of all sizes.

Response. In response to this comment, the following disclosure in the Fund’s summary prospectus has been revised as noted: “The Fund may invest in ~~fixed-income~~ securities of any maturity, market capitalization and credit quality.”

15.	Comment. Does the Fund have an expected average dollar weighted maturity? If so, please revise the disclosure accordingly.

Response. As noted above, the Fund’s summary prospectus now includes the following disclosure: “The Fund may invest in securities of any maturity, market capitalization and credit quality.”

16.	Comment. Does the Fund have any maturity or credit quality requirements for its fixed income investments? If so, please revise the disclosure accordingly.

Response. In response to this comment, the following disclosure in the Fund’s summary prospectus has been revised as noted: “The Fund may invest in ~~fixed-income~~ securities of any maturity, market capitalization and credit quality.”

17.	Comment. Please disclose the increased risk of default for below investment-grade fixed-income securities (“junk bonds”).

Response. Registrants respectfully submit that the increased risk of default for below investment-grade fixed-income securities is adequately disclosed in the prospectus. For example, the following sentence is included in the paragraph marked “Below Investment-Grade Fixed-Income Securities Risk” in the sub-section “Principal Risks” in the section “Investments, Risks and Performance” in the summary prospectus: “This is the risk that the Fund’s investments in below investment-grade fixed-income securities, also known as “junk bonds,” may be subject to greater risks than other fixed-income securities, including being subject to greater levels of interest rate risk, credit risk (including a greater risk of default) and liquidity risk.” In addition, the following sentence is included in the paragraph marked “Credit Risk” in that same sub-section: “Below investment-grade fixed-income securities are considered predominantly speculative with respect to the ability of the issuer to make timely principal and interest payments.”

18.	Comment. In the section titled “More Information About the Fund” in the statutory prospectus, please recite in full the various investment strategies that are included in each summary prospectus.

Response. The Registrants have revised the statutory prospectuses accordingly.

19.	Comment. Please include below investment-grade fixed-income securities risk disclosure in the summary prospectus if investing in below investment-grade fixed-income securities is a principal investment strategy of the Fund.

Response. The Registrants respectfully submit that such risk disclosure is included in the summary prospectus.

In connection with the above-referenced filing, we acknowledge that:

¡	The Registrants are responsible for the adequacy and accuracy of the disclosure in the above-referenced filings;

¡	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the above-referenced filing; and

¡	The Registrants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we understand that the Division of Enforcement of the Commission has access to all information provided to the Staff in its review of the above-referenced filings or in response to the Division of Investment Management’s comments on the filings.

If you have any questions or require any clarification concerning the foregoing, please call me at 617-449-2818.

Very truly yours,

/s/ John M. DelPrete
John M. DelPrete
Assistant Secretary
Gateway Trust and Natixis Funds Trust II

cc:	Russell L. Kane, Esq.

Michael G. Doherty, Esq.

John M. Loder, Esq.